

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

<u>Via E-mail</u>
Bo Falkman
President and Chief Executive Officer
Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

> **Re: Turnpoint Global, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 5, 2011**
> **File No. 333-167401**

Dear Mr. Falkman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your filing to name your escrow agent and state, if true, that the agent meets the requirements of Rule 419(b)(1) of Regulation C. Please also disclose the terms and provisions of the agreement and file a copy of the executed escrow or trust agreement as an exhibit. Refer to Rule 419(c)(1) and Rule 419(b)(4) of Regulation C.

2. We note that you have revised your registration statement to comply with Rule 419 of Regulation C. We also note your disclosure on page 4 that your "sole purpose at this time is to locate and consummate a merger or acquisition with a private entity." Accordingly, please revise your prospectus to clarify that your sole purpose is to consummate a merger or acquisition and that you do not have any operations. In this regard, we note that references to your operations or to the development of your business plan may be confusing to investors. By way of example only, please revise the following:

- "The President and Director, elected to commence implementation of the Company's principal business purpose, described below under 'Plan of Operation.'" (page 4)

- Your references to your "proposed plan of operation" and "proposed operations." (pages 9 & 10)

- "As of the date of this Prospectus, we have started operations and generated no revenues." (page 12)

- "During this development period, we plan to rely exclusively on the services of our officers and directors to establish business operations and perform or supervise the minimal services required at this time." (page 21)

Prospectus Cover Page, page 2

3. We note your statements that "[t]here is no minimum number of shares required to be purchased" and "[i]f the minimum offering is not achieved within 180 days of the date of the prospectus, all subscription funds will be returned to investors. . . ." These statements are inconsistent with statements elsewhere in the prospectus that this is an all-or-none offering. Please revise or advise and, if the offering is an all-or-none offering, please remove references throughout the prospectus to the "maximum" amount of the offering, with a view towards clearly informing investors that the offering is for a fixed amount of 1,500,000 securities on an all-or-none basis. Also, if you mean to state that there is no minimum investment obligation required of each individual investor, please state as much.

4. We note that you have not indicated to whom proceeds from the offering will be payable. We also note that the subscription agreement filed as Exhibit 99a states that agreements should be mailed to, and checks made payable to the Law Offices of Harold P. Gewerter, Esq. Ltd. Please note that Rule 419(b)(2)(ii) requires that proceeds "be in the form of checks, drafts, or money orders payable to the order of the escrow agent or trustee." Please revise or advise, and if necessary, file an updated subscription agreement with your next amendment.

5. We note your statement that you must return deposited funds to investors unless "at least 80% of the investors (both company and selling shareholder sales)" confirm their investment in accordance with Rule 419. Please explain what you mean by "selling shareholder sales." In this regard, it does not appear that any of your investors will have the ability to resell their shares, considering you acknowledge the limitations upon resale imposed by Rule 419(b)(3)(ii) of Regulation C on pages 4, 5 and 17. Nevertheless, we also note your disclosure in the second paragraph under "The Offering" on pages 4 and 17 that "[t]he proceeds from any sale by the selling shareholder will also be held in escrow upon their sale . . . ." Please revise to remove

all statements that suggest that selling stockholders are registering shares for resale or advise.

6. We note your statement in the fourth paragraph of this page that "all investors will be entitled to the return of a pro rata portion of the deposited funds (plus interest)." This is inconsistent with your disclosure elsewhere that the proceeds of the offering will be placed in a non-interest bearing account and therefore investors will not receive any interest on deposited funds. Further, the above-quoted language does not appear to contemplate the fact that 10% of the deposited funds may not be available to investors who do not reconfirm their investment; as such funds may be released to you upon completion of the offering in accordance with Rule 419(b)(2)(vi) of Regulation C. Please revise or advise and clarify your disclosure in this regard throughout your prospectus.

7. Your disclosure in this section addresses when the offering "may" terminate. Please revise to provide the definitive termination provisions applicable to this offering.

Summary Information and Risk Factors, page 4

Rights and Protections Under Rule 419, page 4

8. We note your statement that the proceeds from this offering "will promptly be placed in an escrow account and held until the completion of a merger or acquisition." Please revise to avoid suggesting that the offering will necessarily be completed. Also clarify that the proceeds of the offering will also be returned to investors if you do not sell all 1,500,000 shares within 180 days, or any applicable extension to such initial period.

Business Overview, page 4

9. We note your statement that "[i]n order to provide further assurances that no trading market will occur in the Company's securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated." Please reconcile this with your disclosure on page 21 that your current shareholders have agreed to place their stock certificates with counsel pending the completion of an acquisition. Please also disclose the terms of this agreement with your shareholders and tell us what consideration you have given to filing such agreement as an exhibit to this registration statement.

10. We note your statement in the last paragraph on page 5 that you expect to seek quotation of your securities following the completion of this offering and the reconfirmation offering. Please revise to clarify that you must apply to have your

securities quoted and that there is no guarantee that you will be accepted for quotation.

Summary Financial Information, page 6

11. Please revise the amount of general administrative expense reflected for the period From Inception on February 17, 2010 Through March 31, 2011 to equal the sum of the expense For the Year Ended March 31, 2011 and From Inception on February 17, 2010 Through March 31, 2010.

Risk Factors, page 8

12. We note your response to comment nine in our letter dated July 14, 2011. Please remove this risk factor, as it does not appear to be applicable in an offering under Rule 419 of Regulation C. Alternatively, revise this risk factor so that it is consistent with your disclosure elsewhere in the prospectus that your sole purpose is to engage in a merger or acquisition with an operating company and explain to us how this risk factor is relevant.

13. Please remove the first risk factor, as it is inconsistent with your disclosure elsewhere that your sole purpose is to engage in a merger or acquisition with an operating company. Alternatively, explain how this risk factor continues to be relevant in light of the fact that this is an offering under Rule 419.

No Agreement for Business Combination or Other Transaction, page 9

14. We note your disclosure in the last two sentences of this risk factor. Please revise to clarify that any such business combination or transaction is required to involve an entity for which the fair value of the entity represents at least 80 percent of the maximum offering proceeds. Refer to Rule 419(e)(1) of Regulation C.

Use of Proceeds, page 14

15. Please revise to clarify that the proceeds from this offering, other than 10% of the proceeds that may be released in accordance with Rule 419, will not become available until an acquisition meeting certain specified criteria has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419.

16. Please provide additional detail about the possible uses of your Working Capital. If the entire Working Capital will be given to the target to use as they see fit please disclose this fact. Please also clarify your statement in the last sentence of the first paragraph of this section that you believe the funds of this offering "will be sufficient to finance our efforts to become operational" in light of the fact that it does not appear

that you currently intend to become operational. If you plan to use some of these funds to identify a target company, please indicate as much and explain the methods you intend to use that will require use of these funds.

17. Please quantify the 10% of proceeds which are releasable to you pursuant to Rule 419(b)(2)(vi) and the anticipated uses of such proceeds.

Dilution, page 15

18. Please revise to delete your presentation of dilution based on your financial statements as of March 31, 2011. We assume that the net tangible book value per share before the transaction required to be disclosed by Item 506 of Regulation S-K is more appropriately derived from your latest financial statements as of June 30, 2011.

Plan of Distribution, page 16

19. This section does not contain the same level of detail that your Prospectus Summary contains and yet you refer readers to this section for additional information as to the terms of your best efforts, all-or-none offering and the post-effective amendment. Please revise this section to ensure that it contains all of the terms of the offering, especially those mandated by Rule 419.

20. We note your response to comment 13 in our letter dated July 14, 2011. It appears that you have deleted your disclosure regarding Rule 3a4-1 under the Exchange Act. Please revise to state whether Mr. Falkman and Mr. Olsson will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act and set forth the basis for their qualifications with respect to each element of the safe harbor.

21. We note your response to comment 14 in our letter dated July 14, 2011; however it does not appear that you have revised your disclosure as you suggest. We reissue this comment.

22. We note your statement in the first paragraph that you intend to have your common stock quoted on the OTC Bulletin Board. Please revise to clarify, if true, that you intend to seek quotation only after completion of this offering and the requisite reconfirmation offering, as you suggest on page 5.

23. We note your statement in the penultimate paragraph of this section that the "escrow agent will continue to receive funds and perform additional disbursements until either 18 months from the effectiveness of this registration or the successful conclusion of the reconfirmation whichever first occurs." Clarify what other funds, aside from the proceeds of this offering, will be received by the escrow agent and what other

disbursements, aside from 10% of the proceeds you already discuss, will be released to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

24. Please revise to briefly describe your liquidity and capital resources. Within this discussion, please address the cost of entering into any escrow agreement and the amount necessary for you to conduct search activities. Refer to Items 303(a) and 303(d) of Regulation S-K.

Plan of Operation, page 23

25. We note your statement in the first paragraph on page 24 that "[t]he time factor can vary widely (could be as short as a month or take several years for example) and is unpredictable." Please revise to clarify to what you are referring in this sentence.

26. In the same paragraph, you suggest that you are not currently a shell company, considering you state that "if an entity is deemed a shell company." Please revise to acknowledge, as you have elsewhere in your prospectus, that you are currently a shell company.

27. We note your statement in the third paragraph that your management has "never used outside consultants or advisors in connection with a merger or acquisition." We also note your statements on page 28 that neither Mr. Falkman nor Mr. Olsson has experience as an officer or director of a blank check company. Please revise to clarify whether Mr. Falkman or Mr. Olsson has previously been involved with a blank check company. We may have further comment upon receiving your response.

Directors, Executive Officers, Promoters and Control Persons, page 27

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

28. We note your response to comment 38 in our letter dated July 14, 2011. Please also revise your disclosure in the first paragraph on page 28 regarding the details of Mr. Falkman's work at EQ Solutions, or tell us why this continues to be relevant in light of the fact that you have revised the registration statement to comply with Rule 419.

Executive Compensation, page 29

29. Please revise your filing to state whether any of the proceeds from the offering will be issued as compensation to your executive officers and directors and, if so, if there is any limit on the amount which may be issued as compensation.

Financial Statements, page 32

Report of Independent Registered Public Accounting Firm, page F-1

> 30. We note your response to comment 41 in our letter dated July 14, 2011 however we do not see where you made the related revisions. The last paragraph of the report continues to make reference to Note 3 Capital Stock for management's plans regarding its ability to continue as a going concern instead of Note 2 Going Concern. Please revise.

Note 6. Subsequent Events, page 48

> 31. Please revise to clarify and disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to FASB ASC 855-10-50-1.

Exhibit Index, page 50

Exhibit 5.1

> 32. We note your response to comment 46 in our letter dated July 14, 2011; however counsel's opinion still appears to be limited to federal law. Please have counsel revise the opinion to remove such limitation and to opine on the requisite matters of Delaware law, in light of the fact that you are incorporated in Delaware. Note, we would not object if counsel limited his opinion to Delaware law, including all applicable statutory provisions of law and the reported judicial decisions interpreting such laws.

Exhibit 23

> 33. The consent refers to a report dated October 4, 2011 whereas the report included on page F-1 is dated June 6, 2011. Please provide a currently dated consent from the independent accountants in your amended filing.

Exhibit 99.1

> 34. We note the subscription agreement you have filed as Exhibit 99.1 does not make reference to any of the terms of this offering that are mandated by Rule 419. Please tell us what consideration you have given to outlining those terms in the subscription agreement itself or tell us why you believe that is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
        Law Offices of Harold P. Gewerter, Esq.